SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,

England, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Proposed substitution of Prudential Funding (Asia) plc as the issuer of certain securities

With effect from 2 March 2023 (the “Substitution Date”), subject to execution of transaction documentation, Prudential Funding (Asia) plc, an indirect wholly-owned subsidiary of Prudential plc incorporated in the United Kingdom, will be substituted in place of Prudential plc as principal debtor in respect of the following securities and, if applicable, their connected coupons (the “Substitution”):

GBP 435,000,000 6.125 per cent. subordinated notes due 19 December 2031 (ISIN: XS0140198044) (Listed on the London Stock Exchange’s Main Market);
EUR 20,000,000 index linked subordinated notes due 2023 (ISIN: XS0171435497) (Listed on the London Stock Exchange’s Main Market);
USD 750,000,000 4.875 per cent. undated subordinated notes (ISIN: XS1700429480) (Listed on the London Stock Exchange’s Main Market);
USD 1,000,000,000 2.95 per cent. subordinated notes due 3 November 2033 (ISIN: XS2403426427) (Listed on the London Stock Exchange’s Main Market);
GBP 250,000,000 5.875 per cent. notes due 2029 (ISIN: XS0096874671) (Listed on the London Stock Exchange’s Main Market);
USD 1,000,000,000 3.125 per cent. notes due 2030 (ISIN: US74435KAA34) (Listed on the New York Stock Exchange); and
USD 350,000,000 3.625 per cent. notes due 2032 (ISIN: US74435KAB17) (Listed on the New York Stock Exchange)
(each a “Series” and together, the “Notes”)

From and including the Substitution Date, each Series of Notes will be irrevocably guaranteed by Prudential plc.

Notice of the Substitution, once effective, will be delivered to the holders of each Series of Notes in accordance with the terms and conditions of the relevant Series.

Enquires

Treasury		Media:
Simon Rich	+ 44 (0) 20 3977 9419	Patrick Bowes William Elderkin Darwin Lam	+44 (0) 20 3977 9702 +44 (0) 20 3977 9215 +852 2918 6348
Media
Simon Kutner Ping Ping Tan	+ 44 (0) 75 8102 3260 + 65 9845 8904

About Prudential plc

Prudential plc provides life and health insurance and asset management in 23 markets across Asia and Africa (at 31 December 2022). The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people’s wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Disclaimer

This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Prudential plc’s LEI is 5493001Z3ZE83NGK8Y12.

Prudential Funding (Asia) plc’s LEI is 2549005TNASWKLR0XC37.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary